Law Department
The Lincoln National Life Insurance Company
1300 South Clinton Street
Fort Wayne, IN 46802

Mary Jo Ardington
Associate General Counsel
Phone: 260-455-3917
Fax: 260-455-5135
MaryJo.Ardington@LFG.com

VIA FEDERAL EXPRESS

July 21, 2011

Alison White, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
Mail Stop 5-6
100 F Street, NE
Washington, DC  20549-0506

RE:       Lincoln New York Account N for Variable Annuities
Lincoln Life & Annuity Company of New York
Registration Statement on Form N-4 for
Individual Variable Annuity Contracts
File No. 333-175691 Lincoln InvestmentSolutionsSM

Dear Ms. White:

On behalf of Lincoln Life & Annuity Company of New York (“Lincoln”) and Lincoln New York Account N for Variable Annuities (“the Account”), enclosed is a courtesy copy of the initial registration statement under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), on Form N-4 (the “Registration Statement”) for certain individual variable annuity contracts marketed under the name Lincoln InvestmentSolutionsSM (“the LNY Contracts”).  The Registration Statement was filed with the Securities and Exchange Commission (“the Commission”) via EDGAR on July 21, 2011.

The LNY Contracts are in many respects similar to certain individual variable annuity contracts (the “LNL Contracts”) recently filed on Form N-4 by The Lincoln National Life Insurance Company and Lincoln Life Variable Annuity Account N (File No. 333-172328, dated February 18, 2010). This filing for the LNL Contracts is currently being reviewed by the staff of the Office of Insurance Products, Division of Investment Management. The LNY Contracts are New York versions of the LNL Contracts, therefore, the disclosure is similar with appropriate modifications to reflect language specific to the LNY Contracts and the different issuers. The enclosed copies of the prospectus and statement of additional information included in the Registration Statement for the LNY Contracts have been marked to show changes from the current prospectus and statement of additional information for the LNL Contracts.

As stated in the transmittal letter for the Registration Statement, we respectfully request that the Registration Statement be given selective review (Release IC-13768).

The material differences between the LNY Contracts and the LNL Contracts are as follows:

1.
The Depositor for the LNY Contracts is Lincoln Life & Annuity Company of New York, while the Depositor for the LNL Contracts is The Lincoln National Life Insurance Company. The Registrant for the LNY Contracts is Lincoln New York Account N for Variable Annuities, while the Registrant for the LNL Contracts is Lincoln Life Variable Annuity Account N. As a result, several contractual and regulatory differences are reflected:

•	the Estate Enhancement Benefit death benefit is not offered in the LNY Contracts;
•	the assumed interest rate cannot be higher than 5% in New York;
•	the fixed account (other than for dollar cost averaging) is not currently available for investment in the Contracts;
•	the interest adjustment calculation is different for the LNY Contracts;
•	a transfer charge of $25 is discussed in the prospectus for the LNY Contracts, but it does not appear in the prospectus for the LNL Contracts;
•
certain provisions of the Lincoln Lifetime IncomeSM Advantage 2.0 rider are peculiar to the LNY Contracts, and the Nursing Home Enhancement offered under in the LNL Contracts is not available in the LNY Contracts;

•	the Lincoln SmartIncomeSM Inflation payout option offered under the LNL Contracts is not available in the LNY Contracts;
•	the cross-reinvestment service offered in the LNY Contracts is not offered in the LNL Contracts.

2.
From an administrative standpoint, due to the different Depositor and Registrant as listed in Item #1 above, the prospectus for the LNY Contracts refers to the Servicing Office, while the prospectus for the LNL Contracts refers to the Home Office.

We believe the blacklining accurately reflects the differences outlined above.  Any questions or comments regarding this filing may be directed to my attention at 260-455-3917.  Thank you for your assistance.

Sincerely,

Mary Jo Ardington
Associate General Counsel
The Lincoln National Life Insurance Company